IRVINE VENTURE LAW FIRM, LLP

ATTORNEYS AT LAW

19900 MACARTHUR BOULEVARD

SUITE 1150

IRVINE, CALIFORNIA 92612

TELEPHONE: (949) 660-7700

FACSIMILE: (949) 660-7799

February 21, 2017

FILED THROUGH EDGAR

Mr. Carlos Pacho

Senior Assistant Chief Accountant

Securities Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Chineseinvestors.com Form 10-K/A for year ended May 31, 2016 File No. 000-54207, Inc. (“Company” or “Registrant”)

Dear Mr. Pacho:

This letter is in response to your comment letter dated February 7, 2017. Your comments are in standard font and are indented. Our responses are set off in italics.

Item 9A. Controls and Procedures

Management’s Annual Report on Internal Control Over Financial Reporting, page 2

1.	Please combine the two reports into a single report containing management’s assessment of the effectiveness of internal control over financial reporting at May 31, 2016 (no reference to May 31, 2015) with reference to the 2013 Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In your report, please ensure that all required components pursuant to Item 308(a) of Regulation S-K are included as we note they are intermingled between the two reports presented.

We have combined the two reports into a single report that refers only to the fiscal year ended May 31, 2016. The four components of Item 308(a) of Regulation S-K are covered in the revised discussion.

Exhibits 31 and 32 (omitted)

2.	Please update and file the certifications for the amendment to your Form 10-K for the year ended May 31, 2016.

Updated certifications are reflected in the attached amendment number 3 to Form 10-K/A.

With the attached Form 10-K/A we believe that we have complied with the disclosure required in Item 308(a).

Very truly yours,

IRVINE VENTURE LAW FIRM, LLP

/s/ Michael E. Shaff

Michael E. Shaff

cc:	Mr. Paul Dickman

Ms. Melissa Armstrong